As filed with the Securities and Exchange Commission on November 21, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

BERU AKTIENGESELLSCHAFT

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

BERU Corp.

39555 Orchard Place Suite 140

Novi, MI 48375–5374

(248) 596–0080

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lloyd Schultz, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

It is proposed that this filing become effective under Rule 466:	immediately upon filing.
on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee

American Depositary Shares, 2 (two) of which representing 1 (one) Common Share, each of no par value, of BERU Aktiengesellschaft	50,000,000 ADSs	$5.00	$2,500,000	$202.25

*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a)(1) to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary		Face of American Depositary Receipt, Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(ii)	The procedure for voting the deposited securities	Section 4.8

	(iii)	The collection and distribution of dividends	Sections 4.1 to 4.3

	(iv)	The transmission of notices, reports and proxy soliciting material	Sections 4.8, 4.11 and 5.6

	(v)	The sale or exercise of rights	Section 4.4

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Sections 4.2 and 4.3

	(vii)	Amendment, extension or termination of the deposit arrangement	Sections 6.1 and 6.2

	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Section 5.1

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Sections 2.3, 2.6 and 2.7

	(x)	Limitation upon the liability of the depositary	Sections 5.2, 5.3 and 5.8

3.	Fees and Charges		Section 5.9

Item - 2. AVAILABLE INFORMATION

Public reports furnished by issuer			Sections 4.11 and 5.6

The Company furnishes the United States Securities and Exchange Commission (the “Commission”) with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a	)(1)	Form of Deposit Agreement. Form of Deposit Agreement among BERU Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(1).

(b	)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c	)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d	)	Opinion of Latham & Watkins, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e	)	Certification under Rule 466. Not applicable. Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a	)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b	)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on November 21, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Shares, each of no par value of BERU Aktiengesellschaft.

Deutsche Bank Trust Company Americas, As Depositary

By:	/s/ Mark Downing
Name:	Mark Downing
Title:	Vice President

By:	/s/ Clare Benson
Name:	Clare Benson
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities of 1933, BERU Aktiengesellschaft certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ludwigsburg, Federal Republic of Germany, on November 21, 2003.

BERU Aktiengesellschaft

By:	/s/ Marco von Maltzan
Name:	Marco von Maltzan
Title:	Chairman of Management Board, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

By:	/s/ Bernhard Herzig
Name:	Bernhard Herzig
Title:	Member of Management Board

By:	/s/ Dr. Rainer Podeswa
Name:	Dr. Rainer Podeswa
Title:	Member of Management Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below hereby constitute and appoint Marco von Maltzan, Bernhard Herzig and Dr. Rainer Podeswa their true and lawful attorneys-in-fact and agents, any two of whom may jointly sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 21, 2003.

Signature	Title

/s/ Marco von Maltzan Marco von Maltzan	Chairman of Management Board, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer

/s/ Bernhard Herzig Bernhard Herzig	Member of Management Board

/s/ Dr. Rainer Podeswa Dr. Rainer Podeswa	Member of Management Board

/s/ Eduardo Vultorius Eduardo Vultorius	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Form of Deposit Agreement

(d)	Opinion of Latham & Watkins, counsel to the Depositary, as to the legality of the securities to be registered.